Exhibit 4.5

THIRD AMENDMENT TO

MANAGEMENT SERVICES AGREEMENT

Between

SBC INTERNATIONAL MANAGEMENT SERVICES, INC.

A corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, hereinafter “SBCI-MSI”, with Permanent Establishment in Mexico. Establishment in the terms provided in the Income Tax Law with address at Parque Via 190 – 12th floor, Colonia Cuauhtémoc 06599 Mexico, D. F.

And

TELEFONOS DE MEXICO, S.A. DE C.V.

A corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F., hereinafter “TELMEX”.

This THIRD AMENDMENT TO MANAGEMENT SERVICES AGREEEMENT, is made as of November 6, 2003 (this “Amendment”), between SBC INTERNATIONAL MANAGEMENT SERVICES, INC., a corporation duly organized under the laws of the State of Delaware, United States of America, with headquarters in Wilmington, Delaware, USA, with Permanent Establishment in the United Mexican States under the Income Tax Law with address at Parque Via 190 – 12th floor, Colonia Cauahtémoc 06599 Mexico, D. F. (hereinafter “SBCI-MSI”) and TELEFONOS DE MEXICO, S.A. DE C.V., a corporation duly organized under the laws of the United Mexican States, with its principal place of business in Mexico City, D.F. (hereinafter “TELMEX”).

WHEREAS, SBCI-MSI and TELMEX entered into that certain Management Services Agreement dated January 2, 2001, as amended by that certain First Amendment to Management Services Agreement dated as of March 1, 2002 and that Second Amendment to Management Services Agreement dated as of January 1, 2003 (as amended, the “MSA”); and

WHEREAS, SBCI-MSI and TELMEX desire to amend the MSA as provided herein,

NOW, THEREFORE in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the parties hereto hereby agree as follows:

SECTION 1.    In accordance with the terms of Clause FOURTH of the MSA, TELMEX shall pay SBCI-MSI NINE MILLION US DOLLARS (US$9,000,000.00) plus value added tax for the fourth year of the initial term of the MSA in compensation for services rendered by SBCI-MSI thereunder. TELMEX shall make this Nine Million US Dollar (US$9,000,000.00) payment to SBCI-MSI plus value added tax in a one-time payment on February 28, 2004 through wire transfer of immediately available funds payable in United States Dollars to a bank account designated by SBCI-MSI. Six months prior to the fourth anniversary of the MSA the parties shall begin consultations and use best efforts to agree on compensation to be paid SBCI-MSI for the remaining term of the MSA.

SECTION 2.    This Amendment and the MSA hereby are each confirmed as being in full force and effect.

SECTION 3.    This Amendment may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 4.    For interpretation and fulfillment of this Amendment, the parties expressly agree to submit to the laws of the territory and courts of Mexico City, D.F., waiving the application of any other law or jurisdiction of any court that might have jurisdiction over them by reason of their current or future address.

This agreement is entered in Mexico City, Federal District on November 6, 2003.

/s/ Rick Resnick	/s/ Jaime Chico Pardo

By: Rick Resnick	BY: Ing. Jaime Chico Pardo
President SBCI – Mexico Director General	Director General

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